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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
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                         ImClone Systems Incorporated
                      (Name of Subject Company (Issuer))

                         Bristol-Myers Squibb Company
                    Bristol-Myers Squibb Biologics Company
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

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                                   45245W109
                     (CUSIP Number of Class of Securities)

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                         BRISTOL-MYERS SQUIBB COMPANY
                                345 PARK AVENUE
                           NEW YORK, NEW YORK 10154
                           TELEPHONE: (212) 546-4000
                        ATTENTION: CORPORATE SECRETARY
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                                  ___________


| | Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
| | issuer tender offer subject to Rule 13e-4.
| | going-private transaction subject to Rule 13e-3.
| | amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                                                                             2


         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed on September 28, 2001 by Bristol-Myers Squibb Biologics Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), to purchase up to 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), at a purchase price of $70.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2001.


ITEM 11.  ADDITIONAL INFORMATION.

         The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the Purchaser's offer to purchase up to 14,392,003 of the outstanding Shares of the Company, expired yesterday, October 11th, at 11:59 p.m. Accordingly, Condition (i) in "THE TENDER OFFER--Section 14-Certain Conditions to the Offer" of the Offer to Purchase dated September 28, 2001 has been satisfied.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented to include the following exhibit:


(a)(5)(A) Advertisement as published by Lehman Brothers, Parent's financial advisor, in the Wall Street Journal on October 11, 2001.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Bristol-Myers Squibb Biologics Company
                                       By:     /s/ Sandra Leung
                                            ----------------------------
                                            Name:  Sandra Leung
                                            Title: Vice President and Secretary

                                       Bristol-Myers Squibb Company
                                       By:     /s/ Frederick S. Schiff
                                            ----------------------------
                                            Name:  Frederick S. Schiff
                                            Title: Senior Vice President and
                                                   Chief Financial Officer

Dated: October 12, 2001

                               INDEX TO EXHIBITS




 (a)(1)(A)           Offer to Purchase dated September 28, 2001.
 (a)(1)(B)           Recommendation Statement on Schedule 14D-9 of the Company
                     dated September 28, 2001 (incorporated by reference to
                     Schedule 14D-9 filed with the Commission by the Company
                     on September 28, 2001).
 (a)(1)(C)           Letter of Transmittal.
 (a)(1)(D)           Notice of Guaranteed Delivery.
 (a)(1)(E)           Letter to Brokers, Dealers, Banks, Trust Companies and
                     Other Nominees.
 (a)(1)(F)           Letter to Clients for use by Brokers, Dealers, Banks,
                     Trust Companies and Other Nominees.
 (a)(1)(G)           Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
 (a)(1)(H)           Press Release issued by Parent on September 19, 2001.
 (a)(1)(I)           Summary Advertisement published September 28, 2001.
(a)(1)(J)            Letter to Stockholders of the Company from the President
                     and Chief Executive Officer of the Company dated
                     September 28, 2001.
(a)(1)(K)            Form of Notice of Conditional Exercise.
(a)(1)(L)            Instructions for Conditional Exercise.
(a)(1)(M)            Memorandum to Eligible Option Holders.
** (a)(5)(A)         Advertisement as published by Lehman Brothers, Parent's
                     financial advisor, in the Wall Street Journal on October 11, 2001.
 (b)                 Not applicable.
 (d)(1)              Acquisition Agreement dated as of September 19, 2001,
                     among Parent, the Purchaser and the Company.
                     Stockholder Agreement dated September 19, 2001, among
                     Parent, the Purchaser and the Company.
 (d)(2)              Development, Promotion, Distribution and Supply Agreement
                     dated September 19, 2001 among Parent, E.R. Squibb &
                     Sons, L.L.C. and the Company.*
 (d)(3)              Confidentiality Agreement dated May 19, 2001 between
                     Parent and the Company.
 (d)(4)              Letter Agreement dated September 19, 2001 between Parent
                     and Dr. Harlan Waksal.
 (d)(5)              Letter Agreement dated September 19, 2001 between Parent
                     and Samuel Waksal, Ph.D.
 (g)                 Not applicable.
 (h)                 Not applicable.


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*     Certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by Parent, the Purchaser and the Company pursuant to Rule 24b-2, under the Exchange Act.
**      Filed herewith; all others previously filed.


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                                                                             4
                                                             Exhibit (a)(5)(A)




                     Steadfast commitment, in all markets,
                          to our healthcare clients.

                                                                       Pending



                                $2,000,000,000



                       Bristol-Myers Squibb Company Logo



                   Co-development and co-promotion agreement
                         with and agreement to acquire
                             approximately 20% of


                       ImClone Systems Incorporated Logo



                                Lehman Brothers





                                Lehman Brothers
                         Where vision gets built. (sm)



  These securities having been previously sold, this announcement appears as a matter of record only. (c) 2001 Lehman Brothers Inc. All Rights Reserved.
                                 Member SPIC.